
GRASIM
ADITYA BIRLA GROUP

82-3322

SUPPL

December 1, 2004

AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA


04054023

Dear Sir,

We are sending herewith Half Yearly Performance Update of the Company for the Half Year ended September 30, 2004 sent by us to the Shareholders of the Company.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

PROCESSED
JAN 04 2005
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
DEC 27 2004
WASH. D.C.
202
SECTION

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114 / 2499 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)



PERFORMANCE UPDATE

For the half year ended 30th September, 2004


SEC MAIL
RECEIVED
PROCESSING
DEC 27 2004
WASH. D.C.
202
SECTION


GRASIM
ADITYA BIRLA GROUP

Grasim Industries Limited


GRASIM
ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED ON 30TH SEPTEMBER, 2004

Rs in Crores

	Three Months Ended 30th Sept. 2004	Three Months Ended 30th Sept. 2003	Six Months Ended 30th Sept. 2004	Six Months Ended 30th Sept. 2003	Year Ended 31st March 2004 (Audited)
Net Sales / Income from Operations	**1,528.15**	**1,184.65**	**3,045.23**	**2,348.07**	**5,233.27**
Other Income	27.58	66.54	43.84	87.60	180.34
Total Expenditure					
- Decrease / (Increase) in Stock	(26.16)	(24.74)	(22.50)	11.29	24.31
- Raw Material Consumed	457.05	322.82	880.41	596.87	1,372.49
- Purchases of Finished Goods	12.83	14.35	22.52	26.87	50.47
- Payment to & Provision for Employees	91.27	86.41	180.79	169.63	358.90
- Power & Fuel	262.87	220.74	502.35	422.44	889.01
- Freight , Handling & Other expenses	140.26	120.91	280.04	246.86	526.11
- Other Expenditure	193.07	174.91	374.56	339.34	717.01
Total Expenditure	**1,131.19**	**915.40**	**2,218.17**	**1,813.30**	**3,938.30**
Interest	36.70	40.31	69.59	79.39	153.88
Gross Profit	**387.84**	**295.48**	**801.31**	**542.98**	**1,321.43**
Depreciation	70.61	68.39	140.41	135.40	273.06
Profit before Exceptional Items and Tax	**317.23**	**227.09**	**660.90**	**407.58**	**1,048.37**
Profit on Sale of Long Term Investments	5.21	28.89	5.21	28.89	28.89
Profit before Tax Expense	**322.44**	**255.98**	**666.11**	**436.47**	**1,077.26**
Provision for Current Tax	(99.00)	(51.00)	(209.00)	(99.00)	(291.00)
Provision for Deferred Tax	(3.50)	(2.00)	(18.00)	(4.00)	(7.00)
Net Profit	**219.94**	**202.98**	**439.11**	**333.47**	**779.26**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					3,513.83
Basic & Diluted EPS for the period (Rupees)	23.99	22.14	47.89	36.37	84.99
Aggregate of Non-Promoter Shareholding					
- Number of Shares			71562947	72954098	71560826
- Percentage of Shareholding			78.06%	79.58%	78.06%

Notes:

1. The Hon'ble High Court of Mumbai approved a composite Scheme of Arrangement u/s 391 - 394 of the Companies Act, 1956 between Larsen & Toubro Limited ("L&T") and UltraTech CemCo Limited, now UltraTech Cement Limited, ("UltraTech") with the Company (as a shareholder of L&T) and L&T Employees Welfare Foundation (the "Trust") as confirming parties. In terms of the said composite Scheme of Arrangement, during the quarter, in July 2004, the Company has -

   (a) Acquired 30% equity (373.19 Lac shares) of UltraTech, through an open offer, for a consideration of Rs. 1278.57 Crs.

   (b) Acquired 4.5% equity (55.98 Lac shares) of UltraTech from L&T for a consideration of Rs. 191.78 Crs. Further, a wholly owned subsidiary of the Company has also acquired 4% equity (49.76 Lac shares) of UltraTech from L&T for a consideration of Rs. 170.48 Crs.

   (c) Sold it's holding of 184.71 Lac shares of L&T (post-demerger) to the Trust for a consideration of Rs.443.31 Crs. UltraTech has become a subsidiary of the Company.

   The Company has earlier paid a sum of Rs. 988.71 Crs. for acquisition of 369.42 Lac shares of L&T (pre-demerger).

   As the above transactions are part of a composite Scheme of Arrangement of the Company's shareholding in L&T and its consequent shareholding with management control in UltraTech, the net cash outflow of Rs. 2015.83 Crs. towards acquisition of total holding of 576.94 Lac shares of UltraTech has been accounted for as cost of acquisition of the said shares.

Contd. from page no. 2

2. Segments Reporting:

Rs in Crores

	Three Months Ended 30th Sept. 2004	Three Months Ended 30th Sept. 2003	Six Months Ended 30th Sept. 2004	Six Months Ended 30th Sept. 2003	Year Ended 31st March 2004 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	510.36	405.74	1,005.78	785.17	1,765.50
b Cement	665.22	544.68	1,347.55	1,118.38	2,419.91
c Sponge Iron	227.51	122.87	477.46	249.29	638.92
d Chemicals	81.36	78.16	153.83	131.69	295.37
e Textiles	77.68	66.86	130.10	118.90	241.95
f Others	-	-	-	0.01	0.03
TOTAL	1,562.13	1,218.31	3,114.72	2,403.44	5,361.68
(Less) : Inter Segment Revenue	(33.98)	(33.66)	(69.49)	(55.37)	(128.41)
Net Sales / Income from Operations	**1,528.15**	**1,184.65**	**3,045.23**	**2,348.07**	**5,233.27**
2. SEGMENT RESULTS					
a Fibre & Pulp	164.45	137.86	298.51	232.90	520.36
b Cement	93.83	35.11	221.49	103.53	295.66
c Sponge Iron	65.10	32.01	167.97	71.63	219.21
d Chemicals	16.81	16.17	24.38	22.85	58.37
e Textiles	1.75	0.27	0.67	(0.67)	(0.23)
f Others	(0.28)	(0.13)	(0.29)	(0.14)	(0.76)
TOTAL	341.66	221.29	712.73	430.10	1,092.61
Add / (Less) :					
Interest	**(36.70)**	**(40.31)**	**(69.59)**	**(79.39)**	**(153.88)**
Net Unallocable Income / (Expenditure)	12.27	46.11	17.76	56.87	109.64
Profit before Exceptional Items and Tax Expenses	**317.23**	**227.09**	**660.90**	**407.58**	**1,048.37**
Profit on Sale of Long Term Investments	5.21	28.89	5.21	28.89	28.89
Profit Before Tax Expenses	**322.44**	**255.98**	**666.11**	**436.47**	**1,077.26**
3. CAPITAL EMPLOYED					
a Fibre & Pulp	851.86	823.35	851.86	823.35	825.05
b Cement	2,109.09	2,006.77	2,109.09	2,006.77	2,032.51
c Sponge Iron	445.76	451.36	445.76	451.36	488.50
d Chemicals	203.80	204.02	203.80	204.02	206.54
e Textiles	108.35	110.22	108.35	110.22	109.01
f Others	2.13	2.31	2.13	2.31	2.09
TOTAL	3,720.99	3,598.03	3,720.99	3,598.03	3,663.70
g Unallocated Corporate Capital Employed	3,455.14	2,508.39	3,455.14	2,508.39	2,644.86
TOTAL CAPITAL EMPLOYED	7,176.13	6,106.42	7,176.13	6,106.42	6,308.56

3. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under:

Fibre & Pulp	-	Viscose Staple Fibre & Rayon Grade Pulp
Cement	-	Grey & White Cement
Sponge Iron	-	Sponge Iron
Chemicals	-	Caustic Soda & Allied Chemicals
Textiles	-	Fabric & Yarn

4. During the quarter, total eight investor complaints were received, all of which have been attended by the Company. No complaints were pending either at the beginning or at the end of the quarter.

5. Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

6. The above results have been reviewed by the Audit Committee, and have been taken on record at the meeting of the Board of Directors held on 28th October, 2004. The Limited Review, as required under Clause 41 of Listing Agreement, has been completed and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 28th October, 2004

D. D. Rathi
Whole-time Director

Mumbai, November 10, 2004

Dear Shareholders,

It gives me great pleasure to share with you the excellent performance of your Company for the half year ended 30th September 2004 (H1FY05). A continuing growth in Viscose Staple Fibre (VSF), marked improvement in Cement and excellent operations of the Sponge Iron business have been the growth drivers.

The Company has attained an all around growth, with higher production, sales volume and realizations in all of its major businesses. Consequently its aggregate revenues have gone up 30% year-on-year (YoY) to Rs.3,045 crores while operating profits have grown stronger from Rs.622 crores to Rs.871 crores, up 40% YoY. Coupled with benefits of lower interest and only a modest increase in depreciation, pre-tax profits have risen to Rs.661 crores, representing a growth of 62% over the corresponding period of last year. Consequently, despite higher taxes, Net Profit before Exceptionals has gone up by 42% to Rs.434 crores during the first half.

Before I delve into your Company's business performance in depth and outlook, let me briefly apprise you on the milestones achieved during this period.

Acquired management control in UltraTech

It was a historic period strategically, as your Company completed the acquisition of a controlling stake in UltraTech Cement Limited, the erstwhile cement business of Larsen & Toubro Ltd. (L&T).

As you are aware, your Company pursued the de-merger of the cement business of L&T through a Scheme of Arrangement, which was approved by the High Court of Bombay on 22nd April 2004. Consequently, the Board of L&T made the Scheme effective from 14th May 2004 and your Company made an Offer for an additional 30% stake in UltraTech.

The open offer received excellent response from shareholders of UltraTech. The issue was oversubscribed by 1.64 times. In line with the terms of the Offer, your Company accepted 3.73 crore shares (60.9% of the shares tendered). Together with 8.5% share purchased from L&T, its stake raised to 51% of paid-up equity capital in UltraTech. On completion of the formalities, your Company acquired management control and reconstituted the Board of UltraTech on 6th July 2004. The entire acquisition is now completed. It has cost us Rs.2,200 crores, which was fully funded by internal generations.

Your Company recognises the need to unlock value from UltraTech quickly. Towards this end, a two pronged strategy has been put in place. It focuses on (i) realisation of potential synergies between UltraTech and Grasim and (ii) strengthening profitability through efficiency improvement and cost reduction at UltraTech.

We expect benefits of synergies to start flowing from the 4th quarter and more prominently FY06 onwards.

Financial Performance

Let me move on to the operational performance, starting with financial highlights.

(Rs. in Crores)

	H1FY05	H1FY04	% Change
Net Turnover and Operating Income	3,045.2	2,348.1	30
Other Income	43.7	87.6	(50)
Operating Profit (PBIDT)	870.9	622.4	40
Interest	69.6	79.4	(12)
Depreciation	140.4	135.4	4
Profit Before Taxes and Exceptionals	660.9	407.6	62
Total Tax Expenses	227.0	103.0	120
Profit After Taxes but before Exceptionals	433.9	304.6	42
Exceptional Items	5.2	28.9	—
Net Profit	439.1	333.5	32

Highlights

- Higher production and enhanced capacity utilisation in all key businesses.
- Impressive rise in revenues, on the back of higher sales volumes and improved realisations across all business segments.
- Helped by this and continued thrust on efficiencies and cost reduction, operating profits have grown even stronger by 40%, from Rs.622 crores to Rs.871 crores.

  This was despite a 50% YoY fall in other income, caused by reduced dividend flow, lower available surplus with the deployment of funds for UltraTech acquisition and lower market yield due to softer interest rates.
- Interest and finance charges have gone down 12% YoY to Rs.70 crores, reflecting better working capital management, raising of cheaper funds and retirement of high cost debts.
- Depreciation charges have been maintained at Rs.140 crores vis a vis Rs.135 crores of the comparative period last year.
- Consequently, pre-tax profits have grown by an impressive 62% to Rs.661 crores.
- Total tax charges are higher by 120% at Rs.227 crores due to higher profitability and reduction in tax exempt income.
- Notwithstanding this, profit after tax but before exceptional items is higher at Rs.434 crores against Rs.305 crores in H1FY04, reflecting a growth of 42% YoY.

VISCOSE STAPLE FIBRE (VSF)

	H1FY05	H1FY04	% Change
Installed Capacity (TPA)	251,850	220,775	14
Production (Tonnes)	121,090	98,394	23
Sales Volume (Tonnes)	121,394	102,575	18
Net Divisional Turnover (Rs. Crores)	1,005	785	28
VSF Realisation (Rs./Tonne)	78,428	72,135	9
Operating Margins (%)	32.4	32.9	

Performance Review

VSF business put up a stellar performance. Despite the steep increase in input costs, shut down of Harihar plant for over 40 days due to water shortages, your Company posted such an impressive performance is indeed laudable. Aggregate production grew by 23% to 121,090 tonnes, with 96% of the enhanced capacity utilisation.

Improved demand from the domestic as well as deemed exports, helped your Company clock 18% higher sales at 121,394 tonnes in H1FY05. Aided by better market conditions, rising international prices and a favourable change in the competing fibre prices, average realisation moved up 9% to Rs.78,428/MT. Consequently, operating margins were maintained around 32%, despite a 10-15% rise in cost of key inputs viz., Pulp, Caustic Soda and Coal.

Outlook

The Company is expected to sustain its strong performance in VSF business, buoyed by stable market conditions and strategic initiatives that are yielding results now. However the volumes may get impacted in the short term due to lower cotton prices and reduction in DEPB incentives on exports and deemed exports.

Your Company will strive to grow volumes through its emphasis on market enlargement, value added products and service quality. The successful development of new generation fibres like Modal and Excel should contribute significantly. With development of these speciality fibres, your Company is now poised to become the one stop source for meeting entire range of man made cellulosic fibres.

Your Company is pursuing a further expansion of its VSF capacity by around 54,750 tonnes, through brownfield and de-bottlenecking at the existing plants.

Capitalising on benefits of stable current operations, better contribution from new generation fibres and low cost expansions, your Company expects to continue good performance from this largest contributing segment in the future.

CHEMICALS

	H1FY05	H1FY04	% Change
Installed Capacity (TPA)	190,800	190,800	—
Production (Tonnes)	77,083	69,665	11
Sales Volume (Tonnes)	77,148	69,916	10
Net Divisional Turnover (Rs. Crores)	154	131	17
ECU Realisation (Rs./Tonne)	17,078	16,127	6
Operating Margins (%)	21.3	23.8	

Performance Review

The Chemical business, largely a backward integration for VSF, has reported satisfactory performance during the first half. Aggregate production grew by 11% from 69,665 tonnes to 77,083 tonnes. The plant operations during the last year suffered on account of water scarcity. Sales volumes grew from 69,916 tonnes to 77,148 tonnes in H1FY05 on higher captive demand from VSF segment.

Reflecting the rising trend in international caustic prices and strong demand from key user sectors, your Company registered 6% higher average ECU realization at Rs.17,078 per tonne. Margins decreased from 24% to 21% in H1FY05, due to interruptions faced on account of a breakdown at the captive power plant as well as higher power and raw materials costs.

Outlook

We are very positive about the chemical business. Volumes should grow further on the back of improved demand from the VSF and other end user sectors. The pricing environment should remain encouraging with strengthening caustic and chlorine prices in the international markets. Your Company is aiming at growing volumes and revenues as well as maintaining profitability.

CEMENT

	H1FY05	*H1FY04*	*% Change*
Grey Cement			
Installed Capacity (Mn. MT)	13.1	12.9	2
Production (Mn. MT)	6.0	5.7	5
Sales Volume (Mn. MT)	6.1	5.8	5
Average Realisation (Rs./Tonne)	1,899	1,653	15
White Cement			
Installed Capacity (TPA)	400,000	400,000	—
Production (Tonnes)	142,734	136,523	5
Sales Volume (Tonnes)	139,901	141,627	(1)
Average Realisation (Rs./Tonne)	5,276	5,319	(1)
Net Divisional Turnover (Rs. Crores)	**1,345**	**1,115**	**21**
Operating Margins (%)	**22.3**	**15.9**	

Performance Review

The cement business has demonstrated significant improvement on the wings of higher volumes and better realization. Coupled with benefits of production and market realignment efforts, your Company has been able to achieve better margins and returns.

The cement industry witnessed a slow start, with demand growth averaging only at 5% in H1FY05. This aberration seems to have been caused by the change of Government at the centre, slowdown in the infrastructure spending during the transition and adversities of drought-like conditions in the South and the West. Growth appears to be regaining momentum since demand growth averaged around 7% in Q2 as against only 2% in Q1.

Your Company registered good growth in the North and outperformed its peers in the South, but posted relatively lower growth in the West. In the East, it lagged peers due to breakdown of the slag mill and resultant supply interruptions. Reflecting mixed regional performances, sales grew by 5% from 5.8 million tonnes to 6.1 million tonnes in H1FY05.

Average realization moved up 15%, from Rs.1,653 per tonne to Rs.1,899 per tonne in H1FY05. Coupled with benefits of richer product and market mix, your Company improved margins from 16% to 22% in H1FY05 despite a steep rise in fuel cost.

The White Cement division performed satisfactorily. Aggregate production grew marginally from 136,523 tonnes to 142,734 tonnes, pushing average utilisation to 71% in H1FY05. Sales were marginally lower by 1% YoY at 139,091 tonnes. Your Company is the market leader and remains focused on developing new applications and new products towards expanding the market and ensuring ongoing profitable growth.

Cement Subsidiaries Performance

1. UltraTech Cement Ltd. (UTCL) – Consolidated Financial Performance

Financial Results (Rs. in Crores)

	H1FY05
Net Turnover and Other Income	1328.3
Operating Profit (PBIDT)	201.4
Interest	53.5
Depreciation	136.8
Profit Before Taxes and Exceptionals	11.1
Exceptional Items (Net)	(43.2)
Profit / (Loss) Before Taxes	(32.1)
Total Tax Expenses	17.7
Net Profit / (Loss)	(49.8)

UTCL performance is below expectations and necessary steps are being taken to improve its operating performance following the acquisition of management control. For the first half, UTCL has reported an average utilisation of 87%, producing 5.9 million tonnes of cement and 1.5 million tonnes of clinker for sale. Aggregate sales have matched production. Sales grew stronger than the sector average in the North and East. However it was far behind in the West due to conscious realignment of markets. On the export front, UTCL has performed well with 28% higher clinker volumes at 14.8 lac tonnes, fuelled by improved demand from the Middle East. Margins at 15.3% highlights the significant upside potential.

2. Shree Digvijay Cement Company Ltd. (SDCCL) – Financial Performance

Financial Results (Rs. in Crores)

	9M ended 30.06.04	*9M ended 30.06.03*
Net Turnover and Other Income	116.0	119.7
Operating Profit (PBIDT)	16.0	9.7
Interest	16.7	26.8
Depreciation	5.8	6.6
Profit/(Loss) Before Taxes and Exceptionals	(6.5)	(23.7)
Exceptional Items (Net)	9.1	7.7
Profit/(Loss) Before Taxes	2.6	(16.0)
Total Tax Expenses	—	—
Net Profit/(Loss)	2.6	(16.0)

Shree Digvijay Cement Company Limited (SDCCL), another cement subsidiary of your Company, has been going through a difficult phase and efforts are on to revive its performance and profitability. The revival package is still under consideration with BIFR.

Pending approval of its result for the 12 months ended 30th September 2004, let me briefly update you on the overall performance. The Company has demonstrated improvement in performance, though it is still far from satisfactory levels of profitability. Operating profits for the first nine months of the year has increased from Rs.9.7 crores to Rs.16.0 crores on back of better realisations and tight control over costs. SDCCL benefited from the interest rate restructuring efforts, which helped it reduce interest costs by 38% to Rs.16.7 crores. Consequently, Loss before tax and exceptional items declined from Rs.23.7 crores to Rs.6.5 crores for the first 9 months ending 30th June 2004, as highlighted herein above.

Outlook for Grey Cement Business

The cement sector appears to be on a sustainable growth path, given the robust outlook for the housing sector and regaining momentum in infrastructure spending. We see an 8% average growth in the long run, though demand

growth for the current year could settle in the region of 6-7%, reflecting the slow start in H1FY05. Against this backdrop, given forecast of slow growth in capacity additions, your Company expects to see a gradual demand-supply balance over the next two years. The North and the East would be balanced during CY2005 and equilibrium is likely in the West by CY2006. The South could take a bit more time, possibly beyond CY2006.

Prices have remained firm even during the traditionally weak monsoon periods. We expect full year's average to be higher than that of the previous year.

The encouraging business outlook is being further strengthened by a favourable outlook for exports, thanks to strong construction activity in the Middle East, likely to be sustainable for a couple of years. Through its subsidiary, UltraTech & SDCCL, your Company will capitalise on the opportunity by taking advantage of its coastal location.

Your Company remains focussed on cost control to maintain its cost competitiveness. Towards this end, captive power plants are being planned at three locations with a combined capacity of 77 MW.

In an improving sector environment, your Company will focus on (i) improving utilisation and market share (ii) raising realisation through market and product mix rationalisation (iii) lowering costs through a rise in share of captive thermal power and use of alternative fuels and (iv) realising synergies with UltraTech. Improving profitability at UltraTech will be key to unlocking value from the significant investment made in recent years.

SPONGE IRON

	H1FY05	H1FY04	% Change
Installed Capacity (TPA)	900,000	900,000	—
Production (Tonnes)	379,908	302,887	25
Sales Volume (Tonnes)	373,418	300,208	24
Net Divisional Turnover (Rs. Crores)	477	249	92
Average Realisation (Rs./Tonne)	12,161	8,042	51
Operating Margins (%)	38.8	35.7	

Performance Review

The performance of the Sponge Iron business has been outstanding with record high revenues and profitability. A buoyant steel sector, firm scrap prices and enhanced asset utilization worked to our advantage.

Plant utilization rose from 67% to 84%, reaching a high of 90% during the 2nd quarter. This is commendable considering the constraints faced due to continued poor availability of Natural Gas, which was partially overcome through higher use of Naphtha and Propane.

Your Company was able to post 24% higher sales at 373,418 tonnes. Gaining from firm steel prices and renewed strength in global scrap prices, your Company's realizations soared by an impressive 51% to Rs.12,161 per tonne. Operating margins enhanced from 36% to 39%, despite higher raw material costs and increased use of expensive feedstocks. ROCE increased from 30% to an impressive 73% in H1FY05.

Outlook

The outlook for the Sponge Iron business seems rewarding. The continuing strong growth in the Steel sector and stability in global scrap prices augur well for demand and prices. The Indian steel industry should benefit from continued emphasis on infrastructure development and housing.

At Grasim, our focus is on sweating assets optimally through relentless improvement in utilisation either by using alternative feedstocks or by securing alternative sources of gas, including Liquefied Natural Gas (LNG). Necessary steps to secure alternative sources of gas supplies are being taken already. A dialogue with LNG suppliers is making satisfactory progress. Your Company expects gas availability to improve by January 2006. This should help in better plant utilisation and offset the impact of any cyclical downturn in the steel sector. We are confident of sustained profitability in this business.

Our business strategy has been to sweat assets, which has been proved successful. As you are aware, your Company has realised over Rs.543 crores of operating profit from this business during the last 2 ½ years.

TEXTILES

	H1FY05	H1FY04	% Change
Sales Volumes			
- Fabrics (Lac Meters)	79	78	1
- Synthetic Yarn (MT)	3,159	3,468	(9)
Average Realisation			
- Fabrics (Rs./Meter)	103	100	3
- Synthetic Yarn (Rs./Kg.)	122	114	7
Net Divisional Turnover (Rs. Crores)	125	112	11
Operating Margins (%)	5.8	5.7	

Performance Review

The textiles business has made marginal contribution, having turned around consequent to its restructuring efforts and a revival in the textile sector.

Focused efforts to re-orient the product mix, reposition brands and focus on the profitable niche segments has aided in ensuring better realisation, which is up 3% to Rs.103 per meter, despite intense price competition. Business revenues have moved up 11% YoY to Rs.125 crores. Operating margins were maintained at 6% notwithstanding higher input costs. Consequent to these, business returns have turned positive, though only 1.2% in H1FY05.

Outlook

The textile industry is showing signs of improvement and should see export driven growth with the abolishment of quotas in 2005. The premium end of the domestic markets too is showing an upward trend, offering good scope for profitable growth for quality players. Your Company's emphasis on quality and increasing market share in the premium end should yield in higher profitability.

Summary

To conclude, your Company has reported excellent performance leveraging strategic strengths and benefits of a modest improvement in the business environment during the first half. We see continued strong outlook for the second half, helped by sustained profitability at the VSF business, likely strong demand and better profitability at the Cement business and robust profits from the Sponge Iron business. A significant challenge will be to unlock value from recent investments in UltraTech.

In what appears to be an exciting value journey, as always, we look forward to your support at all times.

May I also use this occasion to convey seasons greetings to you and your family members.

With best regards

Yours sincerely,



D. D. Rathi
Whole-time Director & Chief Financial Officer

Corporate Office : Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K.Ahire Marg, Worli, Mumbai -400025
Registered Office : Birlagram, Nagda – 456331 (M.P.)


GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

USEFUL INFORMATION FOR SHAREHOLDERS

1. a. Address for correspondences relating to queries on shares and debentures of the Company:

   Grasim has no external Registrar or Share Transfer Agent. All work relating to physical transfer, transmission, deletion, consolidation of share certificates, dematerialization and rematerialisation is being done In-house by the Share Department of the Company situated at the Registered Office of the Company. The Company has set its own direct connectivity with NSDL/ CDSL for doing the dematerialization and rematerialisation work In-house.

   b. Investor correspondences on all the matters relating to shares and debentures should be addressed to : -

   GRASIM INDUSTRIES LIMITED
   Share Department
   Birlagram, Nagda 456 331 (M.P)
   Telephone No.: 07366-246760-66 (Extn. No. 6373 or 6556)
   Fax No. 07366-244114 / 246024
   Email : shares@adityabirla.com

2. BENEFITS OF HOLDING SHARES IN DEMATERIALISED FORM

   In the Depository System, the ownership and transfer of securities takes place by means of electronic book entries. This system rids the capital market of the dangers related to handling of paper.

   The Depository System provides numerous benefits such as :

   - **Elimination of bad deliveries**
   - **Elimination of all risks associated with physical certificates**
   - **No stamp duty**
   - **Immediate transfer and registration of securities**
   - **Faster settlement cycle**
   - **Faster disbursement of non cash corporate benefits like rights, bonus, etc.**
   - **Reduction in brokerage by many brokers for trading in dematerialised securities**
   - **Reduction in handling of huge volumes of paper**
   - **Periodic status reports for the DPs**
   - **Elimination of problems related to change of address of investor, transmission etc.**
   - **Ease in portfolio monitoring**
   - **Freezing the depository accounts**

   HOW TO GET THE PHYSICAL SHARES DEMATERIALISED

   Dematerialisation is the process by which physical certificates of an investor are converted to an equivalent number of securities in electronic form and credited in the investor's account with his / her Depository Participant [DP]. In order to dematerialise certificates; an investor will have to first open an account with a DP and then request for the dematerialisation of certificates by filling up a Dematerialisation Request Form [DRF], which is available with the DP and submitting the same along with the physical certificates. The investor has to ensure that before the certificates are handed over to the DP for demat, they are defaced by marking **'Surrendered for Dematerialisation'** on the face of the certificates.

3. Share Transfer / Dematerialisation

   1. Share transfer requests are acted upon within 15 days from the date of their receipt at the Share Department. In case no response is received from the Company within 35 days of lodgement of transfer request, the lodger should immediately write to the Company with full details so that necessary action could be taken to safeguard interest of the concerned lodger against any possible loss/interception during postal transit.

   2. Shares are Dematerialised by the Company within 7 days of the receipt of the DRN and the physical shares from the DP, if the same are found in order.

   3. ***Equity Shares of the Company are under compulsory demat trading by all investors, with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding so as to avoid inconvenience in future.***

4. Electronic Clearing Services (ECS) for Payment of Dividend :

   ECS facility has been made available to the Shareholders at the following Centres: -

   1. Ahmedabad
   2. Bangalore
   3. Bhubaneshwar
   4. Chandigarh
   5. Chennai
   6. Guwahati
   7. Hyderabad
   8. Jaipur
   9. Kanpur
   10. Kolkata
   11. Mumbai
   12. Nagpur
   13. New Delhi
   14. Patna
   15. Thiruvanthapuram

   To avoid any risk of loss and/ or interception of dividend warrants in postal transit and/ or fraudulent encashment, the Shareholders residing at the aforesaid cities are requested to avail of the ECS facilities whereby the dividend is directly credited in electronic form to their respective bank accounts. ECS facility also ensures faster credit of dividend. **ECS Application Form can be obtained from the Share Department of the Company.**

   Shareholders residing in other cities are requested to intimate the Company under the signature of the Sole/ First Joint holder, the following information, so that the Bank Account and Name and Address of the Bank can be printed on the Dividend Warrant: -

   (A) Name of Sole/ First Joint holder and Folio No.

   (B) Particulars of Bank Account, viz.

   i) Name of the Bank

   ii) Name of Branch

   iii) Complete Address of the Bank with Pin code Number

   iv) Account Type, whether Savings (SB) or Current Account (CA)

   v) Bank Account Number allotted by the Bank

5. Unclaimed Dividend :

   a. The Company has transferred the unclaimed dividends upto the financial year 1994-95 to the General Revenue Account of the Central Government. Those Shareholders who have not encashed their dividend warrants for the period upto 1994-95 may claim the amount from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, A Block, Jayendraganj, Gwalior 474 009 (M.P) by submitting an application in the prescribed form.

   b. Pursuant to Section 205A and 205C of the Companies Act, 1956, dividends, that are unclaimed for a period of 7 years gets transferred to the Investor Education Protection Fund (IEPF) established by the Central Government. The Company has deposited the unclaimed dividend for the year ended 1996-97 to IEPF. No claim shall lie against the Fund or the Company in respect of the amount transferred.

   c. Those who have still not encashed their dividend for the year 1997-98 onwards may please approach the Share Department of the Company and forward the original dividend warrants lying with them for revalidation.

* * * * *

MESSAGE FOR INVESTORS

relating to

ISSUE OF SECURITIES
INVESTING IN DERIVATIVES
COLLECTIVE INVESTMENT SCHEME (CIS)
DEALING WITH BROKERS & SUB-BROKERS
INVESTING IN MUTUAL FUNDS
BUYBACK OF SECURITIES
OPEN OFFER UNDER TAKEOVER REGULATIONS
DEALING IN SECURITIES

INVESTING IN MUTUAL FUNDS

DOS

- ✓ Read the offer document carefully before investing.
- ✓ Note that investments in Mutual Funds may be risky.
- ✓ Mention your bank account number in the application form.
- ✓ Invest in a scheme depending upon your investment objective and risk appetite.
- ✓ Note that Net Asset Value of a scheme is subject to change depending upon market conditions.
- ✓ Insist for a copy of the offer document/key information memorandum before investing.
- ✓ Note that past performance of a scheme is not indicative of future performance.
- ✓ Past performance of a scheme may or may not be sustained in future.
- ✓ Keep track of the Net Asset Value of a scheme, where you have invested, on a regular basis.
- ✓ Ensure that you receive an account statement for the money that you have invested.
- ✓ Update yourself on the performance of the scheme on a regular basis.

DON'TS

- ✗ Do not invest in a scheme just because somebody is offering you a commission or other incentive, gifts etc.
- ✗ Do not get carried away by the name of the scheme/Mutual Fund.
- ✗ Do not fall prey to promises of unrealistic returns.
- ✗ Do not forget to take note of risks involved in the investment.
- ✗ Do not hesitate to approach concerned persons and then the appropriate authorities for any problem.
- ✗ Do not deal with any agent/broker dealer who is not registered with Association of Mutual Funds in India (AMFI).

BUYBACK OF SECURITIES

DOS

- ✓ Read the special resolution regarding the proposed buy back in detail and then vote for it.
- ✓ Compare the price offered in buy back with market price during last few months, Earning per Share, Book Value etc.
- ✓ Determine whether the price offered is reasonable.
- ✓ Read the instructions for making the application for tendering of shares carefully and follow them.
- ✓ Ensure that your application reaches the collection centre well within time.
- ✓ If you don't get the letter of offer within reasonable period, contact the Merchant Banker.
- ✓ Mention all details as required in the letter of offer legibly.
- ✓ Furnish all the documents asked for in the letter of offer.
- ✓ Send application through the mode (post/courier/hand delivery/ ordinary post etc.) specified in the letter of offer.
- ✓ Contact Merchant Banker (MB) if no response is received from company/ MB regarding consideration for tendered shares within stipulated time.
- ✓ Contact Compliance Officer mentioned in the letter of offer in case of any grievance against the company.
- ✓ Contact the Registrar of Companies in case you feel that provision of the Companies Act has been violated.
- ✓ Contact the Merchant Banker in case of any grievance against the procedure followed in the buy back.

DON'TS

- ✗ Don't submit multiple applications.
- ✗ Don't forget to fill up the application legibly.
- ✗ Don't mutilate the application form.
- ✗ Don't cross/ cut in the application form.
- ✗ Don't send the application at wrong address.
- ✗ Don't send the application after the close of offer.
- ✗ Don't forget to give complete information in the application form.
- ✗ Don't forget to sign on application form.
- ✗ Don't give wrong/ contradictory information on the application form.

OPEN OFFER UNDER TAKEOVER REGULATIONS

DOS

- ✓ Ensure that you are aware of all competitive offers and revision of offer before deciding on accepting the offer
- ✓ Refer to national dailies/ SEBI website for details of competitive offers or revisions of offers.
- ✓ Note that the offer would be subject to statutory approvals, if any, mentioned in the Letter of Offer.
- ✓ Check whether the offer will result in delisting of the company.
- ✓ In case of demateralised equity shares ensure credit is received to the Special Depository Account before the closure of the Offer.
- ✓ Carefully note the timings/days for hand delivery of the documents mentioned in the letter of offer.
- ✓ Wait till last date for Offer Revision (i.e. 7 working days prior to date of closing of offer) before tendering acceptance.
- ✓ Submit the Form of Withdrawal accompanying the Letter of Offer at any specified collection center upto 3 working days before date of closing of the Offer in case you want to withdraw the shares tendered.

- ✓ Ensure that signatures on Form of Acceptance, Transfer Deed, Depository Instruction and Form of Withdrawal are in same order and same as those lodged with the company.
- ✓ In case of non receipt of Offer Document, you can tender or withdraw from the Offer by making an application on plain paper giving the necessary details

DON'TS

- ✗ Don't wait for the last date for the closure of the offer for tendering your acceptance.
- ✗ Don't fill in the details of the buyer/transferee in the transfer deed to be sent.
- ✗ Don't file an incomplete application form/invalid documents.

DEALING IN SECURITIES

DOS

- ✓ Transact only through Stock Exchanges.
- ✓ Deal only through SEBI registered intermediaries.
- ✓ Complete all the required formalities of opening an account properly (Client registration, Client agreement forms etc).
- ✓ Ask for and sign "Know Your Client Agreement".
- ✓ Read and properly understand the risks associated with investing in securities / derivatives before undertaking transactions.
- ✓ Assess the risk – return profile of the investment as well as the liquidity and safety aspects before making your investment decision.
- ✓ Ask all relevant questions and clear your doubts with your broker before transacting.
- ✓ Invest based on sound reasoning after taking into account all publicly available information and on fundamentals.
- ✓ Give clear and unambiguous instructions to your broker / sub-broker / depository participant.
- ✓ Be vigilant in your transactions.
- ✓ Insist on a contract note for your transaction.
- ✓ Verify all details in contract note, immediately on receipt.
- ✓ Crosscheck details of your trade with details as available on the exchange website.
- ✓ Scrutinize minutely both the transaction and the holding statements that you receive from your Depository participant.
- ✓ Keep copies of all your investment documentation.
- ✓ Handle Delivery Instruction Slips (DIS) Book issued by DP's carefully.
- ✓ Insist that the DIS numbers are pre-printed and your account number (client id) be pre stamped.
- ✓ Incase you are not transacting frequently make use of the freezing facilities provided for your demat account.
- ✓ Pay the margins required to be paid in the time prescribed.
- ✓ Deliver the shares in case of sale or pay the money in case of purchase within the time prescribed.
- ✓ Participate and vote in general meetings either personally or through proxy.
- ✓ Be aware of your rights and responsibilities.
- ✓ Incase of complaints approach the right authorities for redressal in a timely manner

DON'TS

- ✗ Don't undertake off-market transactions in securities.
- ✗ Don't deal with unregistered intermediaries.
- ✗ Don't fall prey to promises of unrealistic returns.
- ✗ Don't invest on the basis of hearsay and rumors; verify before investment.
- ✗ Don't forget to take note of risks involved in the investment.
- ✗ Don't be misled by rumours circulating in the market.
- ✗ Don't be influenced into buying into fundamentally unsound companies (penny stocks) based on sudden spurts in trading volumes or prices or non authentic favorable looking articles / stories.
- ✗ Don't follow the herd or play on momentum - it could turn against you.
- ✗ Don't be misled by so called hot tips.
- ✗ Don't try to time the market.
- ✗ Don't hesitate to approach the proper authorities for redressal of your doubts / grievances.
- ✗ Don't leave signed blank Delivery Instruction Slips of your demat account lying around carelessly or with anyone.
- ✗ Do not sign blank Delivery Instruction Slips(DIS) and keep them with Depository Participant(DP) or broker to save time. Remember your carelessness can be your peril.

ISSUE OF SECURITIES

DOS

- ✓ Read the Prospectus/ Abridged Prospectus and carefully note:
  - ✓ Risk factors pertaining to the issue.
  - ✓ Outstanding litigations and defaults, if any.
  - ✓ Financials of the issuer.
  - ✓ Object of the issue.
  - ✓ Company history.
  - ✓ Background of promoters.
  - ✓ Instructions before making application.
- ✓ In case of any doubt/problem, contact the compliance officer named in the offer document.
- ✓ In case you do not receive physical certificates/credit to demat account or application money refund, lodge a complaint with compliance officer of issuer company and post issue lead manager as stated in the offer document.

DON'TS

- ✗ Do not fall prey to market rumours.
- ✗ Do not go by any implicit/explicit promise made by the issuer or any one else.
- ✗ Do not invest based on bull run of the market index/scrips of other companies in same industry/issuer company.
- ✗ Do not bank upon the price of the shares of the issuer company to go up in the short run.

INVESTING IN DERIVATIVES

DOS

✓ Go through all rules, regulations, bye-laws and disclosures made by the exchanges.
✓ Trade only through - Trading Member (TM) registered with SEBI or authorised person of TM registered with the exchange.
✓ While dealing with an authorised person, ensure that the contract note has been issued by the TM of the authorized person only.
✓ While dealing with an authorized person, pay the brokerage/payments/margins etc. to the TM only.
✓ Ensure that for every executed trade you receive duly signed contract note from your TM highlighting the details of the trade along with your unique client-id.
✓ Obtain receipt for collateral deposited with Trading Member (TM) towards margin.
✓ Go through details of Client-Trading Member Agreement.
✓ Know your rights and duties vis-à-vis those of TM/ Clearing Member.
✓ Be aware of the risk associated with your positions in the market and margin calls on them.
✓ Collect / pay mark to market margins on your futures position on a daily basis from / to your Trading member.

DON'TS

✗ Do not start trading before reading and understanding the Risk Disclosure Documents
✗ Do not trade on any product without knowing the risk and rewards associated with it

COLLECTIVE INVESTMENT SCHEME (CIS)

DOS

✓ Before investing ensure that the entity is registered with SEBI.
✓ Read the offer document of the scheme especially the risk factors carefully.
✓ Check the viability of the project.
✓ Check and verify the background/expertise of the promoters.
✓ Ensure clear and marketable title of the property/assets of the entity.
✓ Ensure that the Collective Investment Management Company has the necessary infrastructure to carry out the scheme.
✓ Check the credit rating of the scheme and tenure of the rating.
✓ Check for the appraisal of the scheme and read the brief appraisal report.
✓ Read carefully the objects of the scheme.
✓ Check for the promise vis-a-vis performance of the earlier schemes in the offer document.
✓ Ensure that CIMC furnishes a copy of the Annual Report within two months from the closure of the financial year.
✓ Note that SEBI cannot guarantee or undertake the repayment of money to the investors.

DON'TS

✗ Do not invest in any CIS entity not having SEBI registration.
✗ Do not get carried away by indicative returns.
✗ Do not invest based on market rumours.

DEALING WITH BROKERS & SUB-BROKERS

DOS

✓ Deal only with SEBI registered intermediaries.
✓ Ensure that the intermediary has a valid registration certificate.
✓ Ensure that the intermediary is permitted to transact in the market.
✓ State clearly who will be placing orders on your behalf
✓ Insist on client registration form to be signed by the intermediary before commencing operations.
✓ Enter into an agreement with your broker or sub-broker setting out terms and conditions clearly.
✓ Insist on contract note/ confirmation memo for trades done each day
✓ Insist on bill for every settlement.
✓ Ensure that broker's name, trade time and number, transaction price and brokerage are shown distinctly on the contract note.
✓ Insist on periodical statement of accounts.
✓ Issue cheques/drafts in trade name of the intermediary only.
✓ Ensure receipt of payment/ deliveries within 48 hours of payout
✓ In case of disputes, file written complaint to intermediary/ Stock Exchange/SEBI within a reasonable time.
✓ In case of sub-broker disputes, inform the main broker about the dispute within 6 months.
✓ Familiarise yourself with the rules, regulations and circulars issued by stock exchanges/SEBI before carrying out any transaction

DON'TS

✗ Do not deal with unregistered intermediaries
✗ Do not pay more than the approved brokerage to the intermediary.
✗ Do not undertake deals for others.
✗ Do not neglect to set out in writing, orders for higher value given over phone.
✗ Do not sign blank Delivery instruction slip(s) while meeting security payin obligation
✗ Don't accept unsigned/duplicate contract note/confirmation memo
✗ Don't accept contract note/confirmation memo signed by any unauthorised person.
✗ Don't delay payment/deliveries of securities to broker/ sub-broker.
✗ Don't get carried away by luring advertisements, if any.
✗ Don't be led by market rumours or get into shady transactions

Published by
SECURITIES AND EXCHANGE BOARD OF INDIA
printed and circulated in the interest of investors by Grasim Industries Limited

Book-Post


GRASIM
ADITYA BIRLA GROUP

If undelivered, please return to:

GRASIM INDUSTRIES LIMITED
Share Department
Birlagram - 456 331, Nagda (M.P.)

INFOMEDIA INDIA LIMITED